中国北京建国门外大街1号 国贸大厦A座58层 邮编 100004

Steve Lin To Call Writer Directly +8610 5737 9315 steve.lin@kirkland.com	总机: +8610 5737 9300 传真: +8610 5737 9301 www.kirkland.com

August 10, 2023

VIA CORRESPONDENCE

Nasreen Mohammed Joel Parker Jimmy McNamara Christopher Dunham Division of Corporation Finance Office of Trade & Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Kuke Music Holding Ltd

Form 20-F for Fiscal Year Ended December 31, 2022

Filed May 16, 2023

File No. 001-39859

Dear Ms. Mohammed, Mr. Parker, Mr. McNamara and Mr. Dunham:

This letter sets forth the response of Kuke Music Holding Limited (the “Company”) to the comments contained in the letter dated July 6, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below the numbered comments of the Staff’s letter and the Company’s responses thereto. Concurrently with the submission of this letter, we are submitting the Company’s proposed Amendment No. 1 to the Form 20-F (“Amendment No. 1”) as Annex A hereto and will file it via EDGAR once the Staff has confirmed that the Commission has no further comments on the Form 20-F, as amended.

Form 20-F for Fiscal Year Ended December 31, 2022

VIE Consolidation Schedule, page 7

1.	Please revise the condensed consolidated information to separately identify the WFOEs that are the primary beneficiaries of the VIEs. In addition, revise the Selected Condensed Consolidated Statements of Comprehensive Income information to present major line items, such as costs of sales, gross profit and operating loss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8-12 of Amendment No. 1.

责任有限合伙  非中国执业律师 ● Licensed foreign lawyers only

Austin   Bay Area   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Miami   Munich   New York   Paris   Salt Lake City   Shanghai   Washington, D.C.

Ms. Mohammed, Mr. Parker, Mr. McNamara

and Mr. Dunham

August 10, 2023

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The COVID-19 pandemic, page 72

2.	You state that beginning in January 2020, the COVID-19 pandemic and governmental measures imposed to contain its spread have disrupted your business. Please revise your disclosure to explain why revenue increased by 82% in 2021 and then declined 61% in 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 73 of Amendment No. 1.

Results of Operations, page 75

3.	For all periods, please expand your discussion to fully describe and analyze the underlying business reasons for material changes in revenues and expenses. Also, disclose any metrics you track to quantify customer demand. Where multiple drivers are responsible for the changes, please discuss and quantify the effect for each driver identified. Refer to Item 5 of Form 20-F, including the related Instructions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 75-78 of Amendment No. 1.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

4.	We note your statement that you reviewed public filings and your register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

Ownership and/or controlling financial interest held by governmental entity in the Cayman Islands or mainland China with respect to the Company

In connection with the submission requirement under paragraph (a) of Item 16I and the disclosure requirements under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company, the Company respectfully submits that, in making its determination that (i) it is not owned or controlled by any foreign governmental entity in the Cayman Islands, where the company is incorporated, or mainland China, where the Company operates through its subsidiaries and certain consolidated variable interest entities (“VIEs”), and (ii) no governmental entity in the Cayman Islands or mainland China has a controlling financial interest in the Company, the Company relied on its shareholder list and the Schedule 13Gs filed by the Company’s shareholders. Because any shareholder of the Company that is directly or indirectly the beneficial owner of more than five percent of a class of the Company’s equity security is legally obligated to report such beneficial ownership on a Schedule 13G or Schedule 13D under the Securities Exchange Act of 1934, as amended, the Company believes such reliance is reasonable and sufficient. The Company has not reviewed any additional materials or relied on any legal opinions or third party certifications, such as affidavits, in making such determination.

Ms. Mohammed, Mr. Parker, Mr. McNamara

and Mr. Dunham

August 10, 2023

Based on the examination of the Company’s shareholder list, no shareholder other than Lebon Holding Limited, Musence Limited, Jianmin Jin, Supertonic Limited, Eichent Limited and Million Profit International Holdings Limited beneficially owns 5% or more of the Company’s total outstanding shares. Based on the examination of the Schedule 13Gs filed by the Company’s shareholders and the fact that no Schedule 13D or any amendment to the Schedule 13Gs has been filed by any shareholder of the Company, none of the aforementioned shareholders is owned or controlled by a foreign governmental entity in the Cayman Islands or mainland China, to the best knowledge of the Company. In addition, no governmental entity in the Cayman Islands or mainland China has made any disclosures on any Schedule 13D or Schedule 13G indicating that it owns any shares or ADSs of the Company or has a controlling financial interest in the Company. The Company is also not aware of any governmental entity in the Cayman Islands or mainland China that owns any shares or ADSs of the Company or has a controlling financial interest in the Company.

Ownership and/or controlling financial interest held by governmental entities in applicable foreign jurisdictions with respect to the Company’s consolidated foreign operating entities

In connection with the required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company’s consolidated foreign operating entities, none of which is publicly listed, the Company respectfully submits that, based on its review of the shareholder lists of its subsidiaries, which are incorporated under the laws of the British Virgin Islands, mainland China and Hong Kong, and the VIEs which are incorporated under the laws of mainland China, and to the best of the Company’s knowledge, (i) none of its subsidiaries or the VIEs is owned or controlled by any foreign governmental entity in these jurisdictions and (ii) no governmental entity in these jurisdictions has a controlling financial interest in any of the Company’s subsidiaries or VIEs. The Company has not reviewed any additional materials or relied on any legal opinions or third party certifications, such as affidavits, in making such determination.

5.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully submits that with respect to the required disclosure under Item 16I(b)(4), it has carried out an inquiry with all of its directors, to ascertain whether any director holds an official position within the Chinese Communist Party. Each director confirmed in their responses that none of them is an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of the disclosure.

6.	We note that your disclosures pursuant to Items 16I(b)(2) and b(3) are provided for “our company or any of such variable interest entities” and “Kuke Music Holding Limited or any variable interest entity,” respectively. We also note that Exhibit 8.1 indicates that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

●	With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1. The Company respectfully submits that, based on the analysis in the response to comment No. 4 and to the best of its knowledge, the Company is not aware of any governmental entity in mainland China, Hong Kong, the Cayman Islands or the British Virgin Islands that owns any shares or ADSs of, or has a controlling financial interest in, the Company, the Company’s subsidiaries and the VIEs.

Ms. Mohammed, Mr. Parker, Mr. McNamara

and Mr. Dunham

August 10, 2023

7.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 1. The Company respectfully submits that the currently effective memorandum and articles of association of the Company and the equivalent organizational documents of the Company, its subsidiaries and the VIEs do not contain any charter of the Chinese Communist Party, including the text of any such charter.

Consolidated Financial Statements

18. Financial assets and financial liabilities

Trade receivables, page F-67

8.	Please explain to us in detail why the expected credit loss rate went from 4.86% in 2021 to 87.83% in 2022. Also, explain why you are reserving 49.8% of receivables that are not overdue in 2022 and how you considered IFRS 9(e).

Response: The Company respectfully advises the Staff that the increase in provision of trade receivables primarily consists of provision of trade receivables from ten customers in 2022, whose operations were materially and adversely affected by the COVID-19 pandemic. Had the provision not been made, the expected credit loss rate would be approximately 5.59%, similar to the 4.86% credit loss rate in 2021. The total amount provisioned includes trade receivables that were, at the time of the provision, both overdue and not overdue.

IFRS 9 requires that, at each reporting date, an entity assess whether the credit risk on a financial instrument has increased significantly since the initial recognition. When making the assessment, an entity shall base its determination on the change in the risk of a default occurring over the expected life of the financial instrument, instead of the change in the amount of expected credit losses. To make that assessment, an entity shall compare the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of the initial recognition and consider reasonable and supportable information. In accordance with the requirements of IFRS 9, the Company made the provision of these trade receivables based on (i) its customers’ historical default rates over the expected life of the trade receivables; (ii) evidences of credit impairment on the trade receivables; (iii) the estimated risks of default, including changes in such risks since the initial recognition; and (iv) considerations on the overall economic and regulatory environment.

Ms. Mohammed, Mr. Parker, Mr. McNamara

and Mr. Dunham

August 10, 2023

The tables below set forth a breakdown of the Company’s trade receivables from these ten customers as of December 31, 2022 and May 16, 2023, the date of the issuance of the audit report.

	Trade Receivables as December 31, 2022
Customer	Total	Not overdue	1 – 90 days overdue	91 – 180 days overdue	181 days – 1 year overdue	Over 1 year overdue	Business segment
	(RMB, in thousands)
Company A	20,000	-	-	-	20,000	-	Licensing
Company B	16,810	-	-	-	16,810	-	Live Classical Music Events
Company C	10,040	7,028	-	-	3,012	-	Licensing
Company D	6,600	-	-	6,600			Licensing
Company E	4,025	-	-	-	2,012	2,012	Smart Music Learning
Company F	3,997	-	-	-	2,209	1,788	Smart Music Learning
Company G	3,758	-	-	-	1,861	1,897	Smart Music Learning
Company H	3,068	-	1,150	766	1,114	38	Smart Music Learning
Company I	2,605	-	1,620	850	-	135	Smart Music Learning
Company J	2,247	-	-	-	1,401	846	Smart Music Learning
Total	73,150	7,028	2,770	8,216	48,419	6,717

	Trade Receivables as May 16, 2023
Customer	Total	Not overdue	1 – 90 days overdue	91 – 180 days overdue	181 days – 1 year overdue	Over 1 year overdue	Business segment
	(RMB, in thousands)
Company A	20,000	-	-	-	14,000	6,000	Licensing
Company B	16,810	-	-	-	7,230	9,580	Live Classical Music Events
Company C	10,040	-	-	7,028	3,012	-	Licensing
Company D	6,600	-	-	-	6,600	-	Licensing
Company E	4,025	-	-	-	-	4,025	Smart Music Learning
Company F	3,997	-	-	-	-	3,997	Smart Music Learning
Company G	3,758	-	-	-	-	3,758	Smart Music Learning
Company H	3,068	-	-	1,150	1,880	38	Smart Music Learning
Company I	2,605	-	-	1,620	850	135	Smart Music Learning
Company J	2,247	-	-	-	-	2,247	Smart Music Learning
Total	73,150	-	-	9,798	33,572	29,780

* * *

Ms. Mohammed, Mr. Parker, Mr. McNamara

and Mr. Dunham

August 10, 2023

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +86-010-6561 0392 or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 18610495593 (mobile). Thank you.

Very truly yours,

By:	/s/ He Yu
Name: He Yu
Title: Chairman and Chief Executive Officer

cc: Steve Lin, Esq., Kirkland & Ellis